Exhibit 99.1

Merus Reports Fiscal 2015 Results and Provides Business Update

  Revenue of $49.0 million, an 87% increase over fiscal 2014
  Adjusted EBITDA of $32.6 million, a 144% increase over fiscal 2014

TORONTO, Dec. 7, 2015 /CNW/ - Merus Labs International Inc. ("Merus" or the "Company") [TSX: MSL, NASDAQ: MSLI] is pleased to report its financial results for fiscal year ending September 30, 2015.

Corporate Highlights

Revenues for fiscal 2015 were $49.0 million. Had the Company recorded Sintrom, Salagen and Estraderm on a gross basis, (which is explained below and better reflects in-market net sales) revenue for fiscal 2015 would have been $66.1 million, generating an adjusted EBITDA margin of 49%.

Earnings before interest, taxes, depreciation and amortization ("EBITDA") was $29.9 million and adjusted EBITDA which adds back non-cash share based compensation expense, foreign exchange, investment expenses, derivative gains and losses and acquisition costs was $32.6 million.

"Over the last year we successfully executed on our business priorities – strengthening our team, building strategic partnerships, optimizing current products, securing two additional established medicines, and advancing on several promising acquisition opportunities. Our scalable platform is well-positioned to take on new products, and we are committed to delivering long-term growth for our shareholders."

"Our underlying business, based on IMS data from pharmacy purchases, is performing as expected. Sintrom demand was stable year-over-year despite the launch of several new oral anticoagulants (NOACs) over the past few years. Emselex demand declined at 5% year-over-year due to intense competition in the overactive bladder market. However, our focused demand-creation strategies in select markets for Emselex have made an impact. As an example, net sales in the UK have increased by more than 60% during the last twelve months," commented Barry Fishman, Chief Executive Officer.

Merus incurred a net loss of $0.2 million in fiscal 2015, compared to a net loss of $8.1 million for the prior fiscal year. The Company ended fiscal 2015 with $41.0 million in cash and $23.0 million in net debt, resulting in a leverage ratio to fiscal 2015 adjusted EBITDA of 0.7.

Emselex Sales and German Pricing Update

Revenues for Emselex in fiscal 2015 were $27.4 million, compared to $20.7 million in the prior fiscal year. Increased revenues for Emselex were driven primarily by the December 2014 expiration of a legacy marketing agreement in Germany and an increase in sales in the UK due to our value creation efforts.

As previously communicated, in July 2014, the German Federal Joint Committee (GB-A) initiated a process to review the establishment of a new "jumbo class" for overactive bladder products. Merus has been notified that Emselex will be included in this new class, and was informed today that the proposed maximum reimbursement price will be set at approximately 40% of our current weighed average net selling prices. Germany represented approximately 40% of fiscal 2015 Emselex net sales. There is a one month comment period for the marketing authorization holders, and barring any change, the new regime is expected to take effect in the March/April 2016 timeframe. The proposed price level and expected implementation timing are in-line with Company expectations.

Other Product Sales

Revenues for Sintrom in fiscal 2015 were $15.5 million, compared to $1.0 million in the prior fiscal year. The increase is related to a full year of sales compared with less than one month in the prior year. During the current year, Sintrom revenues were recorded on a net basis, after deducting cost of goods and commercial expenses, subject to a transition period whereby Novartis continues to provide certain functions for a fee until the marketing authorizations are transferred.  During this period Merus acts as an agent and revenues are recorded on a net basis. Had the Company recorded Sintrom on a gross basis throughout the fiscal year, revenues and cost of goods would have been higher by $16.2 million.

During September 2015, Merus received its marketing authorization for Spain, the major market for Sintrom, and switched to recording sales on a gross basis. At the same time, the Company acquired and sold the local stocking inventory (approximately 2 months of inventory) to its commercial partner.

Merus acquired Salagen and Estraderm in May 2015. Revenues from Salagen during the year ended September 30, 2015 were $2.1 million. Similar to Sintrom, had the Company recorded Salagen on a gross basis, revenues and cost of goods would have been higher by $0.5 million. Revenues from Estraderm during the year ended September 30, 2015 were $0.7 million. Had the Company recorded Estraderm on a gross basis, revenues and cost of goods would have been higher by $0.5 million.

Vancocin revenues were $3.3 million in fiscal 2015, compared to $4.4 million for the prior fiscal year. The decrease is primarily due to the entry of a second generic vancomycin, which started to gain traction during the third quarter of fiscal 2014.

Selling, General & Administrative (SG&A) Expenses

SG&A expenses were $11.3 million for the fiscal year 2015, compared to $9.6 million in fiscal 2014. Selling expenses decreased in fiscal 2015 when compared to fiscal 2014, driven by right-sizing our contract sales force in Canada and one-time strategic investment made in fiscal 2014 to reclassify Emselex within the prescribing guidelines in the UK for products treating overactive bladder, which drove incremental physician prescribing. Excluding the impact of non-cash share based compensation, G&A expenses increased primarily due to legal costs (including the Factive arbitration), increased headcount, and due diligence related to potential product acquisitions.

Future Guidance

The Company anticipates fiscal 2016 adjusted EBITDA, without consideration of new acquisitions, to be in the $30 million range.

Conference Call

As announced earlier this week, the Company will hold a conference call tomorrow, Tuesday, December 8, 2015 at 8:30am ET to discuss fiscal year 2015 financial results and provide a corporate update. The conference call can be accessed by dialing +1-888-241-0551 and entering conference ID 95313668.  International participants may dial +1-647- 427-3415. A replay of the call will be available by dialing +1-855-859-2056.

About Merus Labs

Merus Labs is a specialty pharmaceutical company focused on acquiring established products. The Company leverages its expertise in European and North American markets to optimize the value of underdeveloped pharmaceutical assets.

Non-IFRS Financial Measures

The terms "EBITDA", "adjusted EBITDA", and "gross basis" revenue are non-IFRS measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The Company believes EBITDA and adjusted EBITDA are important measurements that allow it to assess the operating performance of its ongoing business on a consistent basis without the impact of amortization and impairment expenses, debt service obligations and other non-operating items. The Company excludes amortization and impairment expenses because their level depends substantially on non-operating factors such as the historical cost of intangible assets. The Company's method for calculating EBITDA and adjusted EBITDA may differ from that used by other issuers and, accordingly, this measure may not be comparable to EBITDA and adjusted EBITDA used by other issuers. See the Company's 2015 MD&A for a reconciliation of these measures to loss from continuing operations (the nearest IFRS measure).

Forward-Looking Statements

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include statements relating to the Company's future business and operating plans, the future pricing of the Company's products, the Company's ability to acquire future products, the Company's ability to secure financing to complete acquisitions, and the Company's future results of operations. Such statements involve assumptions relating to the Company's business, including government regulation of the pricing of the Company's products, the competitive environment of the Company's products, the stability of foreign exchange rates and the availability of prospective acquisition targets. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Merus' products, changes in competition, the ability of Merus to integrate acquisitions or complete future acquisitions, Merus' ability to complete any financing, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. Investors should refer to the Company's MD&A and Annual Reports for a more comprehensive discussion of the risks that are material to the Company and its business. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus' plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

SOURCE Merus Labs International Inc.

%CIK: 0001031516

For further information: Phone: (416) 593-3725, Email: info@meruslabs.com

CO: Merus Labs International Inc.

CNW 16:05e 07-DEC-15